

Stuart M. Strauss, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036-6797

Re: Morgan Stanley China A Share Fund, Inc. (the "Fund")
        File Numbers 811-21926 & 333-167947

Dear Mr. Strauss:

On July 1, 2010, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). Your letter of even date accompanied the filing. The filing was made for the purpose of registering shares to be issued in a transferable rights offering. The letter accompanying the filing noted that the filing was similar to the registration statement of the Fund filed with the Commission on May 15, 2009 [*sic*] regarding a previous rights offering. Your letter requests limited review of this filing and expedited processing. With certain exceptions, we have limited our review of the filing.

Our comments regarding the filing are set forth below.

General

1.   Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. For example:

- explain or delete the term "occupation" appearing under the sub-caption "Market Disruption and Geopolitical Risk," and
- reformat the discussion in the two paragraphs sub-captioned "Other Accounts Managed by the Portfolio Managers" so as to present the information in a tabular format.

2.   We remind all registrants of the obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

3.   Indicate to the staff whether the Fund has considered the factors and made the determinations required in Investment Company Act Release No. 9932 (September 15,

1977) with respect to the contemplated transferable rights offering. Confirm that the Fund considered the matters discussed in Item 2(E) and related footnote 13 of that release reflecting the staff's view that there should be a specific intended use for the offering proceeds and disclose it under the caption "Use of Proceeds." Further, to the extent such offerings are made below net asset value, your response should be consistent with an understanding that they are designed for exceptional and not routine circumstances.

You should also disclose the benefits accruing to third parties from the expected increase in Fund assets and the inherent conflict such offering pose for the adviser or other affiliates.

4.   Revise the disclosure called for by the new proxy disclosure enhancements release regarding the skills and qualifications of board members. *See* Investment Company Act Release No. 29092 (December 16, 2009) and Form N-2, Item 18.17. In this connection and as called for by the Item, briefly discuss the specific experience that led to the conclusion that each person qualifies as a director. Further, confirm that no other material information, including information regarding a director's expertise or other qualifications, is missing from the disclosure.

Prospectus Cover

5.   Revise the prominent statement appearing on this page, the substance of which is required by Rule 481(b)(1) under the Securities Act, to reflect the changes brought about by the National Securities Markets Improvement Act of 1996.

6.   Disclosure in footnote 2, as well as the discussion captioned "Distribution Arrangements," among others, employs the term "dealer manager." Explain to the staff why the term "underwriter" is not used in this instance, i.e., why this entity is not deemed to be an underwriter.

7.   Twenty percent of Fund assets may be invested in, among others, China-related companies. Disclosure on page iii defines a China-related company as: "a company that (i) is organized in, or for which the principal securities trading market is in, China or (ii) derives or that is expected to derive 50% or more of its annual revenues from either goods produced, sales made or services performed in China." Delete the underlined clause. Add risk disclosure to the effect that a company may satisfy any one of the above criteria but not all the criteria.

Prospectus

8.   Disclosure captioned "PROSPECTUS SUMMARY - The Offer at a Glance - Terms of the Offer" states: "The term Record Date Stockholder (unless otherwise noted) will also be used herein to refer to any subsequent transferees of the Rights." The use of the term "Record Date [S]tockholder" under the caption "Dilution and Effect of Non-

Participation in the Offer," should be revised because a transferee may not necessarily experience the dilution described.

9.   Disclosure sub-captioned "Risk of Investing in Strategic Transactions" discusses the Fund's investments in Strategic Transactions, including P-notes. Add disclosure regarding the market for and liquidity of the Fund's Strategic Transactions. Clarify whether the instruments in which the Fund may invest are traded on an exchange or only over the counter. Clarify the underlined term in the following disclosure: "P-notes are participation interest notes that are issued by banks or broker-dealers and are designed to offer a return linked to a particular underlying equity, debt, currency or market." Lastly, add disclosure which more fully explains the following statement appearing in the third paragraph: "In addition, there can be no assurance that the trading price of P-notes will equal the underlying value of the foreign companies or foreign securities markets that they seek to replicate."

10.   Explain the rebate disclosed in a note to the "Financial Highlights" table: "+ The Ratios of Expenses and Net Investment Loss reflect the rebate of certain Fund expenses in connection with the investments in Morgan Stanley affiliates during the period. The effect of the rebate on the ratios is disclosed in the above table as "Ratio of Rebate from Morgan Stanley Affiliates to Average Net Assets." (Emphasis added.)

11.   Disclosure captioned "The Fund's Investments – Strategic Transactions – Credit Default Swaps" states the following in the first paragraph: "As the seller in a credit default swap contract, the Fund would be required to pay the par (or other agreed-upon) value of a referenced debt obligation to the counterparty in the event of a default by a third party, such as a U.S. or foreign corporate issuer, on the debt obligation," and in the third paragraph the Fund discloses that: "The Fund will earmark or segregate assets in the form of cash and cash equivalents in an amount equal to the current market value of the credit default swaps of which the Fund is the seller, marked to market on a daily basis." Reconcile these two different statements of value and confirm that the amount segregated will at least equal its obligation as seller of a credit default swap on a daily basis.

12.   Add disclosure which more fully describes the Fund's reporting obligation as discussed under the sub-caption "Disclosure of Interests and Short Swing Profit Rule." In this connection, briefly describe the significance of the "adverse impact on the Fund" if the reporting obligation is triggered, as well as the frequency and timing of such reports.

13.   Disclosure appearing under the discussion "CERTAIN PROVISIONS OF MARYLAND LAW AND OF THE FUND'S CHARTER AND BY-LAWS - Control Share Acquisitions" indicates that the control share acquisition statute also does not apply to a corporation registered under the 1940 Act as a closed-end investment company unless its board adopts a resolution to be subject to the control statute. The filing further discloses that the board has not adopted such a resolution. Revise the disclosure to the

effect that if, in the future, the board should adopt a resolution the Fund will provide timely notice of that action to the staff.


*   *   *   *   *   *   *   *   *   *   *


We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

Larry Greene

Larry L. Greene
Senior Counsel

Tuesday, July 27, 2010

Loc: Computer/MSChinaA07082010FPFD
7/27/2010—11:59:28 AM